Exhibit 99.1

June 1, 2023	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	BRP Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument

51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of BRP Inc. (the ”Company”) held on June 1, 2023 (the ”Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, all nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	281,093,825	99.43%	1,614,458	0.57%

Pierre Beaudoin	270,113,810	95.55%	12,594,472	4.45%

Joshua Bekenstein	264,414,129	93.53%	18,294,153	6.47%

José Boisjoli	281,034,099	99.41%	1,674,183	0.59%

Charles Bombardier	281,093,495	99.43%	1,614,786	0.57%

Ernesto M. Hernández	282,621,322	99.97%	86,960	0.03%

Katherine Kountze	282,621,749	99.97%	86,534	0.03%

Estelle Métayer	282,144,893	99.80%	563,388	0.20%

Nominee	Votes For	%	Votes Against	%

Nicholas Nomicos	282,340,601	99.87%	367,681	0.13%

Edward Philip	278,408,071	98.48%	4,300,212	1.52%

Michael Ross	282,685,472	99.99%	22,809	0.01%

Barbara Samardzich	282,508,883	99.93%	199,400	0.07%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor with the following results:

Votes For	%	Votes Withheld	%

282,518,120	99.76%	669,193	0.24%

3.	Adoption of the advisory non-binding resolution on the Company’s approach to executive compensation

A ballot was conducted with respect to the adoption of an advisory non-binding resolution in respect of the Company’s approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 27, 2023. According to proxies received and ballots cast, the advisory non-binding resolution was adopted with the following results:

Votes For	%	Votes Against	%

277,925,934	98.31%	4,782,348	1.69%

DATED this 1st day of June, 2023.

BRP INC.

(s) Martin Langelier
Martin Langelier
Chief Legal Officer